Exhibit 99.1

NICE Reports Strong Finish to 2022 With 26% Cloud Revenue Growth for the Fourth Quarter

•	Full-year cloud revenue growth of 27% at constant currency
•	Full-year total revenue growth of 14% at constant currency, exceeding high end of guidance range
•	Non-GAAP full year earnings per share growth of 17%, exceeding high end of guidance range

Hoboken, New Jersey, February 23, 2023 - NICE (NASDAQ: NICE) today announced results for the fourth quarter and full year ended December 31, 2022, as compared to the corresponding period of the previous year.

Fourth Quarter 2022 Financial Highlights

GAAP	Non-GAAP
Total revenue was $568.6 million and increased 10%	Total revenue was $568.6 million and increased 10% ($575.8 million in constant currency, up 12%)
Cloud revenue was $358.9 million and increased 26%	Cloud revenue was $358.9 million and increased 26% ($361.4 million in constant currency, up 27%)
Cloud gross margin was 64.5% compared to 60.7% last year	Cloud gross margin was 70.5% compared to 68.2% last year
Total gross margin was 68.2% compared to 67.9% last year	Total gross margin was 72.6% compared to 73.0% last year
Operating income was $87.8 million and increased 35%	Operating income was $162.8 million and increased 12%
Operating margin was 15.4% compared to 12.6% last year	Operating margin was 28.6%, compared to 28.2% last year
Diluted EPS was $1.07 and increased 41%	Diluted EPS was $2.04 and increased 18%
Operating cash flow increased 57% to $176.7 million

Full Year 2022 Financial Highlights

GAAP	Non-GAAP
Total revenue was $2,181.3 million, and increased 14%	Total revenue was $2,181.3 million, and increased 13% ($2,204.1 million in constant currency, up 14%)
Cloud revenue was $1,295.3 million and increased 27%	Cloud revenue was $1,295.3 million and increased 27% ($1,303.0 million in constant currency, up 27%)
Cloud gross margin was 63.5% compared to 59.7% last year	Cloud gross margin was 70.0% compared to 67.7% last year
Total gross margin was 68.7% compared to 67.5% last year	Total gross margin was 73.1% compared to 72.6% last year
Operating income was $335.2 million and increased 27%	Operating income was $625.1 million and increased 15%
Operating margin was 15.4% compared to 13.7% last year	Operating margin was 28.7%, compared to 28.2% last year
Diluted EPS was $4.00 and increased 34%	Diluted EPS was $7.62 versus and increased 17%
Operating cash flow increased 4% to $479.7 million

“2022 was another landmark year for NICE capped off by strong fourth quarter results as we exceeded the high end of our guidance range with full-year total revenue growth of 14% at constant currency, as well as full-year earnings per share growth of 17%. These excellent results, together with further growth in profitability, strong free cash flow and a rock-solid balance sheet, provides us the industry-leading financial position to continue to grow our business, increase profitability and further expand our competitive lead in our markets,” said Barak Eilam, CEO, NICE.

Mr. Eilam continued, “We are in a winning competitive position operationally, innovatively, and financially, and this provides us significant opportunities ahead to capture a large and expanding market. These opportunities include cloud expansion in a vastly underpenetrated enterprise market, accelerating demand for a complete platform as the market standard, the rise of AI, and a favorable competitive landscape.”

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2022 total revenues increased 10% to $568.6 million compared to $515.5 million for the fourth quarter of 2021.
Full year 2022 total revenues increased 14% to $2,181.3 million compared to $1,921.2 million for the full year 2021.

Gross Profit: Fourth quarter 2022 gross profit was $387.6 million compared to $350.2 million for the fourth quarter of 2021. Fourth quarter 2022 gross margin was 68.2% compared to 67.9% for the fourth quarter of 2021.
Full year 2022 gross profit was $1,497.6 million compared to $1,296.7 million for the full year 2021. Full year 2022 gross margin was 68.7% compared to 67.5% for the full year 2021.

Operating Income: Fourth quarter 2022 operating income was $87.8 million compared to $65.1 million for the fourth quarter of 2021. Fourth quarter 2022 operating margin was 15.4% compared to 12.6% for the fourth quarter of 2021.
Full year 2022 operating income was $335.2 million compared to $263.9 million for the full year 2021. Full year 2022 operating margin was 15.4% compared to 13.7% for the full year 2021.

Net Income: Fourth quarter 2022 net income was $71.2 million compared to $51.2 million for the fourth quarter of 2021. Fourth quarter 2022 net income margin was 12.5% compared to 9.9% for the fourth quarter of 2021.
Full year 2022 net income was $265.9 million compared to $199.2 million for the full year 2021. Full year 2022 net income margin was 12.2% compared to 10.4% for the full year 2021.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the fourth quarter of 2022 increased 41% to $1.07 compared to $0.76 in the fourth quarter of 2021.
Fully diluted earnings per share for the full year 2022 increased 34% to $4.00 compared to $2.98 for the full year 2021.

Operating Cash Flow and Cash Balance: Fourth quarter 2022 operating cash flow was $176.7 million and full year 2022 operating cash flow was $479.7 million.
In the fourth quarter 2022, $24.5 million was used for share repurchases and for the full year 2022, $144.9 million were used for share repurchases.
As of December 31, 2022, total cash and cash equivalents, and short-term investments were $1,571.5 million. Our debt, net of a hedge instrument, was $542.4 million, resulting in net cash and investments of $1,029.1 million.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2022 total revenues increased 10% to $568.6 million (up 12% in constant currency to $575.8 million) compared to $515.5 million for the fourth quarter of 2021.
Full year 2022 total revenues increased 13% to $2,181.3 million (up 14% in constant currency to $2,204.1 million) compared to $1,925.7 million for the full year 2021.

Gross Profit: Fourth quarter 2022 Non-GAAP gross profit increased to $412.6 million compared to $376.4 million for the fourth quarter of 2021. Fourth quarter 2022 Non-GAAP gross margin was 72.6% compared to 73.0% for the fourth quarter of 2021.
Full year 2022 gross profit was $1,594.6 million compared to $1,397.6 million for the full year 2021. Full year 2022 gross margin was 73.1% compared to 72.6% for the full year 2021.

Operating Income: Fourth quarter 2022 Non-GAAP operating income increased to $162.8 million compared to $145.6 million for the fourth quarter of 2021. Fourth quarter 2022 Non-GAAP operating margin was 28.6% compared to 28.2% for the fourth quarter of 2021.
Full year 2022 operating income was $625.1 million compared to $543.9 million for the full year 2021. Full year 2022 operating margin was 28.7% compared to 28.2% for the full year 2021.

Net Income: Fourth quarter 2022 Non-GAAP net income increased to $135.3 million compared to $116.7 million for the fourth quarter of 2021. Fourth quarter 2022 Non-GAAP net income margin totaled 23.8% compared to 22.6% for the fourth quarter of 2021.
Full year 2022 net income was $506.8 million compared to $436.3 million for the full year 2021. Full year 2022 net income margin was 23.2% compared to 22.7% for the full year 2021.

Fully Diluted Earnings Per Share: Fourth quarter 2022 Non-GAAP fully diluted earnings per share increased 18% to $2.04 compared to $1.73 for the fourth quarter of 2021.
Fully diluted earnings per share for the full year 2022 increased 17% to $7.62 compared to $6.52 for the full year 2021.

First Quarter and Full Year 2023 Guidance:

The Company plans to fully execute the $250 million share repurchase program announced last quarter in its entirety by the end of 2023.

With year-over-year cloud revenue growth expected to be in a range of 22% to 25% for the full year 2023, the Company is providing the following total revenue and EPS guidance:

First Quarter 2023:
First quarter 2023 Non-GAAP total revenues are expected to be in a range of $559 million to $569 million, representing 7% growth year over year at the midpoint.

First quarter 2023 Non-GAAP fully diluted earnings per share are expected to be in a range of $1.92 to $2.02, representing 9% growth year over year at the midpoint.

Full Year 2023:
Full year 2023 Non-GAAP total revenues are expected to be in a range of $2,345 million to $2,365 million, representing 8% growth at the midpoint compared to full year 2022.

Full year 2023 Non-GAAP fully diluted earnings per share are expected to be in a range of $8.28 to $8.48, representing 10% growth at the midpoint compared to full year 2022.

Quarterly Results Conference Call

NICE management will host its earnings conference call today February 23, 2023, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.
The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments. FASB issued an accounting update, ASU2021-08, Business Combinations, in the fourth quarter of 2021.  The amendments in ASU 2021-08 require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Before this guidance and through December 31, 2020, business combination accounting rules required recognizing a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability was based on its fair value at the date of acquisition. Effective January 1, 2021, the Company early adopted the new guidance retroactively to the start of the year. The Company has applied the new guidance retrospectively to all business combinations for which the acquisition date occurred on or after January 1, 2021, and therefore comparative financials for periods during 2021 have been adjusted accordingly to recognize the full amount of revenue associated with acquisitions.
The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

Explanation of Constant Currency
NICE presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current results for transactions in currencies other than United States dollars are converted into United States dollars using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the current period.
Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. NICE has provided this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investor Relations Contact
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the COVID-19 pandemic, that may disrupt our business and the global economy and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2022	2021
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$529,596	$378,656
Short-term investments	1,041,943	1,046,095
Trade receivables	515,730	395,583
Debt hedge option	122,323	292,940
Prepaid expenses and other current assets	206,372	184,604

Total current assets	2,415,964	2,297,878

LONG-TERM ASSETS:
Property and equipment, net	159,284	145,654
Deferred tax assets	119,821	55,246
Other intangible assets, net	209,605	295,378
Operating lease right-of-use assets	102,893	85,055
Goodwill	1,617,118	1,606,756
Prepaid expenses and other long-term assets	231,496	224,445

Total long-term assets	2,440,217	2,412,534

TOTAL ASSETS	$4,856,181	$4,710,412

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$56,019	$36,121
Deferred revenues and advances from customers	338,930	330,459
Current maturities of operating leases	13,525	19,514
Debt	209,292	395,946
Accrued expenses and other liabilities	526,527	487,547

Total current liabilities	1,144,293	1,269,587

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	57,211	66,606
Operating leases	99,261	81,185
Deferred tax liabilities	6,024	7,429
Debt	455,382	429,267
Other long-term liabilities	38,587	18,379

Total long-term liabilities	656,465	602,866

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,042,085	2,825,085
Non-controlling interests	13,338	12,874

Total shareholders' equity	3,055,423	2,837,959

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,856,181	$4,710,412

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2022	2021	2022	2021
	Unaudited	Audited	Unaudited	Audited

Revenue:
Cloud	$358,850	$285,201	$1,295,323	$1,018,624
Services	161,208	166,376	650,116	660,083
Product	48,502	63,896	235,855	242,443
Total revenue	568,560	515,473	2,181,294	1,921,150

Cost of revenue:
Cloud	127,309	112,127	472,805	410,671
Services	46,339	47,341	183,938	191,137
Product	7,332	5,777	26,945	22,648
Total cost of revenue	180,980	165,245	683,688	624,456

Gross profit	387,580	350,228	1,497,606	1,296,694

Operating expenses:
Research and development, net	81,964	75,332	306,073	271,187
Selling and marketing	148,198	149,662	609,833	536,192
General and administrative	69,594	60,167	246,527	225,406
Total operating expenses	299,756	285,161	1,162,433	1,032,785

Operating income	87,824	65,067	335,173	263,909

Financial and other expense (income), net	(9,127)	7,696	(10,159)	23,290

Income before tax	96,951	57,371	345,332	240,619
Taxes on income	25,765	6,210	79,387	41,396
Net income	$71,186	$51,161	$265,945	$199,223

Earnings per share:
Basic	$1.11	$0.81	$4.17	$3.15
Diluted	$1.07	$0.76	$4.00	$2.98

Weighted average shares outstanding:
Basic	63,961	63,382	63,790	63,189
Diluted	66,285	67,245	66,465	66,896

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2022	2021	2022	2021
	Unaudited	Audited	Unaudited	Audited

Operating Activities

Net income	$71,186	$51,161	$265,945	$199,223
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	47,469	47,350	176,546	184,092
Stock based compensation	49,015	49,968	182,704	153,030
Amortization of premium and discount and accrued interest on marketable securities	1,160	1,855	8,322	11,867
Deferred taxes, net	(33,236)	(9,114)	(56,862)	(39,316)
Changes in operating assets and liabilities:
Trade Receivables	(41,290)	(40,149)	(126,925)	(85,778)
Prepaid expenses and other assets	6,983	(43,405)	(33,290)	(79,624)
Trade payables	18,280	9,254	19,923	(389)
Accrued expenses and other liabilities	47,041	41,578	36,758	64,179
Operating lease right-of-use assets	3,579	2,758	20,393	15,075
Deferred revenues	8,749	(2,276)	6,417	30,770
Operating lease liabilities	(3,703)	(3,206)	(26,191)	(18,011)
Amortization of discount on debt	1,151	2,946	4,582	14,469
Loss in respect of debt extinguishment	-	5,893	1,206	13,969
Other	322	(1,955)	187	(1,740)
Net cash provided by operating activities	176,706	112,658	479,715	461,816

Investing Activities

Purchase of property and equipment	(10,941)	(3,658)	(31,893)	(24,771)
Purchase of Investments	(30,840)	(40,233)	(396,297)	(322,129)
Proceeds from Investments	33,156	44,681	355,560	270,645
Capitalization of internal use software costs	(12,826)	(10,453)	(49,997)	(42,440)
Other	-	-	276	-
Payments for business and asset acquisitions, net of cash acquired	(30,000)	360	(30,000)	(142,804)
Net cash used in investing activities	(51,451)	(9,303)	(152,351)	(261,499)

Financing Activities

Proceeds from issuance of shares upon exercise of options	529	942	953	4,426
Purchase of treasury shares	(24,543)	(24,272)	(144,944)	(73,180)
Dividends paid to noncontrolling interest	-	(953)	(376)	(1,754)
Purchase of subsidiaries shares from non-controlling interest	-	(14,000)	-	(14,000)
Repayment of debt	(4)	(83,993)	(20,132)	(177,308)
Net cash used in financing activities	(24,018)	(122,276)	(164,499)	(261,816)

Effect of exchange rates on cash and cash equivalents	3,877	(119)	(8,425)	(2,112)

Net change in cash, cash equivalents and restricted cash	105,114	(19,040)	154,440	(63,611)
Cash, cash equivalents and restricted cash, beginning of period	$427,982	$397,696	$378,656	$442,267

Cash, cash equivalents and restricted cash, end of period	$533,096	$378,656	$533,096	$378,656

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2022	2021	2022	2021
GAAP revenues	$568,560	$515,473	$2,181,294	$1,921,150
Valuation adjustment on acquired deferred cloud revenue	-	-	-	4,372
Valuation adjustment on acquired deferred services revenue	-	-	-	175
Non-GAAP revenues	$568,560	$515,473	$2,181,294	$1,925,697

GAAP cost of revenue	$180,980	$165,245	$683,688	$624,456
Amortization of acquired intangible assets on cost of cloud	(18,940)	(18,796)	(74,791)	(72,015)
Amortization of acquired intangible assets on cost of services	-	(669)	(377)	(4,228)
Amortization of acquired intangible assets on cost of product	(241)	(277)	(1,017)	(1,130)
Valuation adjustment on acquired deferred cost of cloud	13	21	54	97
Cost of cloud revenue adjustment (1)	(2,451)	(2,661)	(8,840)	(7,949)
Cost of services revenue adjustment (1)	(3,233)	(3,597)	(11,497)	(10,513)
Cost of product revenue adjustment (1)	(147)	(185)	(548)	(595)
Non-GAAP cost of revenue	$155,981	$139,081	$586,672	$528,123

GAAP gross profit	$387,580	$350,228	$1,497,606	$1,296,694
Gross profit adjustments	24,999	26,164	97,016	100,880
Non-GAAP gross profit	$412,579	$376,392	$1,594,622	$1,397,574

GAAP operating expenses	$299,756	$285,161	$1,162,433	$1,032,785
Research and development (1)	(9,736)	(9,980)	(33,561)	(25,221)
Sales and marketing (1)	(13,993)	(14,495)	(57,114)	(42,021)
General and administrative (1)	(20,549)	(19,403)	(73,540)	(70,776)
Amortization of acquired intangible assets	(5,748)	(10,538)	(28,901)	(41,308)
Valuation adjustment on acquired deferred commission	43	54	196	215
Non-GAAP operating expenses	$249,773	$230,799	$969,513	$853,674

GAAP financial and other expense (income), net	$(9,127)	$7,696	$(10,159)	$23,290
Amortization of discount on debt and loss from extinguishment of debt	(1,151)	(8,874)	(5,788)	(28,279)
Non-GAAP financial and other income, net	$(10,278)	$(1,178)	$(15,947)	$(4,989)

GAAP taxes on income	$25,765	$6,210	$79,387	$41,396
Tax adjustments re non-GAAP adjustments	12,037	23,898	54,897	71,157
Non-GAAP taxes on income	$37,802	$30,108	$134,284	$112,553

GAAP net income	$71,186	$51,161	$265,945	$199,223
Valuation adjustment on acquired deferred revenue	-	-	-	4,547
Valuation adjustment on acquired deferred cost of cloud revenue	(13)	(21)	(54)	(97)
Amortization of acquired intangible assets	24,929	30,280	105,086	118,681
Valuation adjustment on acquired deferred commission	(43)	(54)	(196)	(215)
Share-based compensation (1)	50,061	50,321	185,052	154,213
Acquisition related expenses (2)	48	-	48	2,862
Amortization of discount on debt and loss from extinguishment of debt	1,151	8,874	5,788	28,279
Tax adjustments re non-GAAP adjustments	(12,037)	(23,898)	(54,897)	(71,157)
Non-GAAP net income	$135,282	$116,663	$506,772	$436,336

GAAP diluted earnings per share	$1.07	$0.76	$4.00	$2.98

Non-GAAP diluted earnings per share	$2.04	$1.73	$7.62	$6.52

Shares used in computing GAAP diluted earnings per share	66,285	67,245	66,465	66,896

Shares used in computing non-GAAP diluted earnings per share	66,285	67,245	66,465	66,896

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended		Year to date
	December 31,		December 31,
	2022	2021	2022	2021

Cost of cloud revenue	$2,451	$2,661	$8,840	$7,949
Cost of services revenue	3,233	3,597	11,497	10,513
Cost of product revenue	147	185	548	595
Research and development	9,736	9,980	33,561	25,221
Sales and marketing	13,993	14,495	57,114	42,021
General and administrative	20,501	19,403	73,492	67,914
	$50,061	$50,321	$185,052	$154,213

(2)	Acquisition related expenses

	Quarter ended		Year to date
	December 31,		December 31,
	2022	2021	2022	2021

Research and development	-	-	-	-
Sales and marketing	-	-	-	-
General and administrative	48	-	48	2,862
	48	-	48	2,862